LocatorX, Inc. DOS/A

Exhibit 6.6

PATENT ROYALTY AGREEMENT

This Patent Royalty Agreement (hereinafter referred to as the “Agreement”) is entered into as of the date of last signature below by and between the following parties:

a)               William D. Meadow, an individual with a residence at 4544 Swilcan Bridge Lane · North, Jacksonville FL 32224 (“Assignor”); and

b)               LocatorX, Inc. a corporation organized and existing under the laws of the State of Florida, with its head office located at 2850-50 Isabella Blvd, Jacksonville Beach, Florida 32250, and formerly known as Resocator, Inc. (“Assignee”).

This Agreement replaces and supercedes the Patent Royalty Agreement between Assignor and Assignee that was executed on January 7, 2015, and is effective retroactively to that date (“Effective Date”).

ARTICLE 1 - DEFINITIONS

The following terms, when used with initial capital letters, shall have the meanings set forth below.

1.1             “Affiliate” is any entity that directly or indirectly controls, is controlled by, or is under common control with Assignee, and for such purpose “control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the entity, whether through the ownership of voting securities, by contract or otherwise.

1.2             “Patent Rights” means (i) U.S. provisional patent applications 62/100,033, 62/117,946, 62/189,427 (each entitled “Resocator”); (ii) U.S. patent application 14/988, I 03 (also entitled “Resocator”); and (iii) any patents, patent applications, divisionals, continuations, continuations-in-part, reissues, or reexaminations filed in the U.S. or any country or other jurisdiction in the world, that claims priority in whole or in part to one or more of the applications identified in (i) and (ii).

1.3             “Covered Product” is any apparatus, product, device, service, process, method, act, or other instrumentality which infringes or is within the scope of at least one claim of the Patent Rights.

1.4             “Net Sales of Covered Products” is revenue which is actually collected from the sale of any Covered Product, less the following amounts: (i) discounts, including cash discounts, or rebates actually allowed or granted, and (ii) taxes or other governmental charges levied on or measured by the Invoiced amount whether absorbed by the billing or the billed party.

ARTICLE 2-ASSIGNMENT, COMPENSATION, AND COMMERCIALIZATION

2.1             Assignment. Assignor assigns all right, title, and interest in the Patent Rights to Assignee, subject to the terms and conditions of this Agreement.

2.2             Royalty Payments. Assignee shall pay Assignor on an annual basis for the term of this Agreement (i) an earned royalty of the Net Sales of Covered Products made by Assignee and any of its Affiliates and (ii) the payment, if any, required by Section 5.2 below. The earned royalties of the Net Sales of Covered Products shall be as follows (on a cumulative and not annual basis):

a.	Ten percent (10%) of the first one million dollars; then

b.	Two percent (2.0%) of $1,000,001 through ten million dollars; then

c.	Three percent (3.0%) of $10,000,001 through one hundred million; then

d.	Four percent (4.0%) of $100,000,001 through five hundred million, then

e.	Five percent (5.0%) thereafter

2.3             Minimum Annual Royalty Payments. In the event that for any calendar year or portion thereof the royalty payment under Section 2.2 is less than Sixty Thousand Dollars ($60,000), Assignee shall pay to Assignor the minimum annual royalty amount of Sixty Thousand Dollars ($60,000.00) in lieu of the royalty payment under Section 2.2. In addition, on March 31 2017 the Executive shall receive a grant of an option with cashless exercise to purchase 2,000,000 shares of the Company’s common stock for $1.20 per share as an inducement for him to enter into this Agreement.

2.4   ·         Commercialization. Assignee agrees to use its best efforts to commercialize products in order generate Net Sales of Covered Products, and will retain William D. Meadow as Chief Executive Officer (“CEO”) to manage such commercialization efforts in accordance with the Employment Agreement between William D. Meadow and MV Portfolios, Inc. (“Employment Agreement”) In the event that Assignee fails to generate Net Sales of Covered Products, fails to maintain William D. Meadow as CEO in accordance with the Employment Agreement, fails to enforce the Patent Rights (as set forth in Section 8.2 below), or fails to make any of the payments required under this Agreement, then Assignee shall be in Default (as defined hereafter) and Assignor shall have at his sole discretion the option to terminate this Agreement and require Assignee to assign ownership of the Patent Rights back to Assignor. Assignee shall comply with such request within ten (10) business days.

ARTICLE 3 - ASSIGNEE RECORD KEEPING AND REPORTS

3.1             Assignee shall keep accurate books and records of the Net Sales of Covered Products, and of all payments due Assignor under this Agreement. Assignee shall deliver to Assignor written reports of the Net Sales of Covered Products made by Assignee or its Affiliates during the preceding calendar quarter, on or before the thirtieth day following the end of each calendar quarter. Such report shall include a calculation of the earned royalty due and shall be accompanied by the monies due. The earned royalty payable on Net Sales of Covered Products outside the U.S. shall be estimated for each calendar quarter, and adjusted at the end of each calendar year to reflect actual Net Sales of Covered Products and the earned royalty payable thereon.

3.2             Assignor shall have the right after thirty (30) days advance written notice to Assignee, at its own expense, to nominate an independent accountant acceptable to and approved by Assignee (which approval shall not be unreasonably withheld) who shall have access to Assignee’s records during reasonable business hours for the sole purpose of verifying the royalties payable as provided for in this Agreement for the two preceding calendar years, but this right may not be exercised more than once In any calendar year. Assignor shall solicit or receive only information relating solely to the accuracy of the royalty report and the royalty payments made according to this Agreement (including any reports and payments made pursuant to Section 5.2 below). Assignee shall be entitled to withhold approval of an accountant which Assignor nominates unless the accountant shall agree to sign a confidentiality agreement with Assignee which shall obligate such accountant to hold the information it receives from Assignee in confidence, except for information necessary for disclosure to Assignor to establish the accuracy of the royalty reports.

ARTICLE 4 - CURRENCY AND ROYALTY TRANSFER

4.1             All royalties paid pursuant to this agreement, including royalties paid on Net Sales of Covered Products that occur in foreign countries, shall be paid in United States Dollars. The rate of exchange for Net Sales of Covered Products in a foreign country shall be the same rate as that used for internal financial accounting purposes, in accordance with Generally Accepted Accounting Principles, as reported in Assignee’s books. The payment of earned royalties shall be made payable to Assignee and sent to the address set forth for the Assignee on the first page of this Agreement.

4.2             In order to facilitate payments from countries other than the U.S., Assignor shall, whenever requested by Assignee, enter into a direct agreement with a foreign Affiliate designated by Assignee. Such Affiliate shall be obligated to remit any earned royalties due for sales in such country directly to Assignor and Assignor shall execute such formal direct agreements as Assignee or its Affiliate may request which may be necessary to effect such purposes. Such formal direct agreements shall provide for the same terms as this Agreement insofar as such terms are lawful under the applicable laws and regulations of the particular country. Notwithstanding the provisions of this Article 6.2, Assignee shall remain primarily liable for all payments due Assignor under the terms of this Agreement.

4.3             If a foreign government prohibits the transfer of royalties based on sales in foreign countries out of a particular foreign country, Assignee has the right to place Assignor’s royalties in an independent bank account in the name of Assignor and under the complete control of Assignor, provided that Assignee informs Assignor of the name of the bank, the bank account number and the amount of money deposited therein. After Assignor has been so notified, those monies will be considered completely controlled by Assignor, and Assignee will not have any further responsibility with respect to those monies or that bank account. Assignor shall cooperate with Assignee to establish such an account if requested by Assignee.

ARTICLE 5 - LICENSING RIGHTS

5.I              Assignee shall have the right to license the Patent Rights.

5.2             With respect to any licenses which Assignee grants under the Patent Rights to any person or entity, Assignee shall pay to Assignor that proportion of the revenue received from its licensing activities necessary to provide Assignor with a royalty from Covered Products sold under such licenses equal to the amount Assignor would have received from Assignee if Assignee or its Affiliates had sold such Covered Products.

5.3             Assignee shall require all parties to whom it grants licenses under the Patent Rights to provide it with reports sufficient for it to calculate the royalty payment due to Assignor under the previous section.

ARTICLE 6 - ENFORCEMENT

6.1             Assignee shall have the right to enforce the Patent Rights against any infringers, at its own expense and with counsel of its own choice.

6.2             In the event that Assignee elects not enforce the Patent Rights against any particular infringer, Assignor shall have at his sole discretion the option to require Assignee to enforce the Patent Rights against that infringer with the assistance of counsel chosen by Assignor. In such circumstance, Assignee is required cooperate to cooperate fully with such counsel to enforce the patents, and to bear the cost of that enforcement.

6.3             In the event that Assignee elects not to enforce any of the Patent Rights against any particular infringer, or that Assignee fails to comply with its obligations under Section 6.2 above after being requested to do so Assignor, then Assignee shall be in Default of this Agreement.

ARTICLE 7 - PATENT PROSECUTION AND MAINTENANCE

7.1             Assignee is responsible for the prosecution and maintenance of all patents and patent applications included in the Patent Rights, including the filing of such patent applications, the issuance of such applications after allowance, and the payment of all maintenance fees for the Patent Rights.

7.2             Assignor shall continue to participate and cooperate in the prosecution and maintenance of the Patent Rights, including by executing any documents reasonably needed for such prosecution or maintenance when requested by Assignee.

7.3             Assignee shall inform Assignor in writing that it has failed to prosecute or maintain any of the patents or patent applications. Such failure shall be a Default (as defined hereinafter) and Assignee shall have the right to take active control of the prosecution or maintenance of all or any part of the Patent Rights and Assignor may at its sole discretion take whatever actions Assignor deems necessary to advance the prosecution of any or all of the pending patent applications included in the Patent Rights and ensure the issuance of any such applications after allowance, without waiving Assignor’s right to terminate this Agreement. In addition, Assignor may at its sole discretion make payments of maintenance fees or any other fees associated with the Patent Rights. Assignee agrees that any such actions or payments by Assignor are undertaken and made on its behalf as the owner of the Patents Rights, and agrees that in the event that Assignor makes any such payments or incurs any expenses in undertaking such actions, Assignee is obligated to reimburse Assignor for such payments and/or expenses, within three (3) business days of demand by the Assignor.

ARTICLE 8 -TERM AND TERMINATION

8.1             The term of this Agreement shall commence upon the Effective Date and shall continue until the expiration of the last-to-expire of the Patent Rights, unless earlier terminated as set forth herein.

8.2             In the event that Assignee fails or refuses to comply with any of its obligations herein (a “Default”), and fails to cure any Default within thirty (30) days from the date Assignor provides Assignee written notice of the Default (unless such Default is a payment default, in which case the cure period shall be three (3) business days), then this Agreement may, at the option of the Assignor, be terminated.

8.3             In the event that the Agreement is terminated, then Assignee shall assign ownership of the Patent Rights back to Assignor within ten (10) business days of the termination and shall provide Assignee with all records relating to the Patent Rights and business utilizing the Patent Rights, including customer lists, outstanding agreements, suppliers.

8.4             The confidentiality obligations of the Assignee shall survive any termination of this Agreement for two years from the date of termination. Notwithstanding any provision of this Agreement to the contrary, Trade Secrets, as defined in Florida Statute 688.002(4), or its successor, shall remain perpetually confidential and shall not be disclosed to third parties without the prior written consent of the party owning the Trade Secret.

8.5             The Assignee agrees that, in the event of any breach or threatened breach by Assignee of any covenant, obligation or other provision set forth in this Agreement for the benefit of Assignor, Assignor shall be entitled (in addition to any other remedy that may be available to him) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach. Assignee agrees that the availability of monetary damages shall not be a defense to the rights of Assignor to enforce his rights under this Agreement.

ARTICLE 9 - MISCELLANEOUS

9.1             Confidentiality and Publicity. Neither party shall disclose the financial terms of this Agreement to an unaffiliated third party without the prior written approval of the other party, except that either party may disclose this Agreement to legal, financial, accounting or other similar advisors who agree to keep the financial terms of this Agreement confidential.

9.2             Notices. All notices required or permitted to be given hereunder shall be in writing and shall be delivered to the addresses listed below (i) by hand; (ii) by a nationally recognized overnight delivery service, return receipt requested, (iii) by prepaid registered or certified mail, return receipt requested, or (iv) electronically or by facsimile, when receipt is confirmed. Such notices will be deemed to have been served when received by the addressee. The addresses listed below may be altered by written notice.

In the case of Assignor:	In the case of Assignee:
William D. Meadow	LocatorX, Inc.
4544 Swilcan Bridge Lane North	2850 Isabella Blvd Suite 50
Jacksonville FL 32224	Jacksonville Beach, FL 32250
billymeadow@gmail.com	Shearalph@LocatorX.com
Fax 888-355-1108

9.3             Assignment by Assignee. Assignee may not assign this Agreement or any of the rights and obligations contemplated to herein to any party without the prior written consent of Assignor, which consent shall not be unreasonably withheld. No assignment shall release the Assignee from its obligations imposed by this Agreement.

9.4             Assignment by Assignor. Assignor may assign its right to receive payments under this Agreement to any third party without the consent of Assignee, upon giving written notice thereof to Assignee. Any such assignment shall be subject to the terms of this Agreement.

9.5             Force Majeure. Any delays in or failures of performance by either party under this Agreement shall not be considered a breach of this Agreement if and to the extent caused by occurrences beyond the reasonable control of the party affected, including but not limited to: acts of God; acts, regulations or laws of any government; strikes or other concerted acts of workers; fires; floods; explosions; riots; wars; rebellions; and sabotage; and any time for performance hereunder shall be extended by the actual time of delay caused by such occurrence.

9.6             Relationship of Parties. Nothing herein contained shall be deemed to constitute any Party a partner, agent or legal representative of the other Party or to create a joint venture, partnership, agency or any relationship between the Parties. The obligations of Assignor and Assignee hereunder are individual and neither collective nor joint in nature. Neither party to this Agreement shall hold itself out to third parties, or seek to bind or commit the other party to this Agreement, in any manner inconsistent with the provisions of this Agreement.

9.7             Integrated Agreement; Amendment. This Agreement constitutes the entire understanding and contract between Assignor and Assignee with respect to the subject matter referred to herein. Any and all other representations, understandings, or agreements, whether oral, written, or implied with respect to such subject matter, are merged into and superseded by the terms of this Agreement. The parties may amend or modify this Agreement only by a written instrument executed by Assignee and Assignor.

9.8             Waiver. To be effective, the waiver of any right of either party to this Agreement must be in writing. The failure of either party to require performance of any obligation under this Agreement shall not effect such party’s right at a later time to enforce the same.

9.9             Headings; Construction. The subject headings used in this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any provisions of this Agreement. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

9.10           Severability. If any provision of this Agreement (or any part thereof) is held to be illegal, unenforceable, or prohibited by any present or future law, then such provision (or part thereof) will be amended, and is hereby amended, so as to be in compliance with such law, while preserving to the maximum extent possible the intent of the original provision. Any provision (or part thereof) that cannot be so amended will be severed from this Agreement; and, all the remaining provisions of this Agreement will remain unimpaired, and will continue in full force and effect and be enforceable. Assignee and Assignor agree to negotiate in good faith and to enforce a substitute provision for any invalid or unenforceable provision that most nearly achieves the intent of such provision.

9.11           Countemarts. This Agreement may be executed and delivered in any number of counterparts, and the signature of either Assignor or Assignee transmitted electronically or by facsimile shall be fully binding and effective. When Assignor and Assignee have each executed and delivered at least one counterpart to the other, each counterpart shall be deemed an original and all counterparts, taken together, shall constitute one and the same agreement, which shall be binding and effective on Assignor and Assignee. After the exchange of counterpart signatures, either Assignor or Assignee may request a fully signed original for its files.

9.12           Indemnification. Assignee shall indemnify, defend and hold harmless, Assignor, his heirs, assigns, beneficiaries, and affiliates, officers, directors, employees and agents from and against any claim, damage, loss or liability suffered by Assignor or such persons or entities as a result of or arising from any claim that Assignee’s product or service utilizing the Patent Rights caused such damage, loss, or liability.

9.13           Costs/Attorney’s Fees. In the event of legal action to enforce or interpret any provision of this Agreement the prevailing Party shall be entitled to recover from the other Party its reasonable attorneys’ fees and other costs of suit so incurred from the losing Party, at trial, on any appeal, and on any petition for review or other proceeding, in addition to all other sums provided by law.

9.14           Governing Law/Exclusive Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida excluding any laws thereof which would direct application of law of another jurisdiction. Exclusive venue for any action to enforce or interpret any provision of this Agreement shall be brought in Duval County, Florida.

IN WITNESS WHEREOF, Assignor and Assignee have caused this Agreement to be signed below by their duly authorized representatives.

ASSIGNOR		ASSIGNEE

By:	/s/ William Meadow	By:	/s/ Shea Ralph
William D. Meadow, individually		Shea Ralph, CFO, LocatorX, Inc.

Date: March 31, 2017		Date: March 31, 2017